Exhibit 12.1

	Fiscal Year Ended March 31,
	2012	2011	2010	2009	2008
Earnings (1):
Earnings before income taxes	21,912	16,762	39,297	62,183	144,384
Add: Fixed charges	17,769	18,291	18,480	24,714	20,866
Add: Amortization of capitalized interest and FIN 48 Interest	(367)	(932)	3,857	5,358	6,597
Add: Cash distributions from equity method investments	23,250	24,500	29,750	33,000	37,750
Subtract: Income from equity method investments	(28,528)	(24,233)	(24,157)	(32,426)	(33,982)

Total Earnings	34,036	34,388	67,227	92,829	175,615

Fixed Charges (2):
Interest expense	17,530	17,995	18,180	24,433	20,530
Interest component of rent expense	239	296	300	281	336

Total Fixed Charges	17,769	18,291	18,480	24,714	20,866

Ratio of Earnings to Fixed Charges	1.9x	1.9x	3.6x	3.8x	8.4x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.